Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 3, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on October 28, 2022

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter and half-year ended September 30, 2022, conducted on October 28, 2022. Also please note that this transcript of the call has been uploaded on our website.

The weblink to access it:

https://www.drreddys.com/investor#investor-meet

This is for your information.

Thanking you

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:- New York Stock Exchange Inc. (Stock Code :RDY)

         NSE IFSC Ltd.

Dr. Reddy's Laboratories Limited

Q2 FY'23 Earnings Conference Call

October 28, 2022

Dr. Reddy's Laboratories Limited

October 28, 2022

Moderator:	Ladies and gentlemen, good day, and welcome to Q2 FY'23 Earnings Conference Call of Dr. Reddy's Laboratories Limited. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Amit Agarwal. Thank you, and over to you, sir.

Amit Agarwal:	Thank you. A very good morning, and good evening to all of you, and thank you for joining us today for the Dr. Reddy's Earnings Conference Call for the quarter ended September 30, 2022.

Earlier during the day, we have released our results and the same are also posted on our website. This call is being recorded, and the playback and transcript shall be made available on our website soon.

All the discussion and analysis of this call will be based on the IFRS consolidated financial statements.

To discuss the business performance and outlook, we have the leadership team of Dr. Reddy's comprising Mr. Erez Israeli — our CEO; Mr. Parag Agarwal — our CFO; and the Investor Relations team.

Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in press or media outlets without the company's expressed written consent.

Before I proceed with the call, I would like to remind everyone that the safe harbor contained in today's press release also pertains to this conference call.

Now, I hand over the call to Mr. Parag Agarwal. Over to you, sir.

Parag Agarwal:	Thank you Amit and greetings to everyone for the current festive season.

This quarter, we had strong financial performance with highest ever Sales, PBT and EBITDA in a quarter. The performance has been supported by the launch of Lenalidomide capsules in the US and rebound of Russia performance over last quarter.

Let me take you through the details for the quarter: For this section, all the amounts are translated into US dollar at a convenience translation rate of Rs.81.37, which is the rate as of September 30, 2022.

Consolidated revenue for the quarter stood at Rs.6,306 crores, that is US$775 million and grew by 9% year-on-year basis and by 21% on a sequential quarter basis. In the same quarter of last year, we had high covid product sales, adjusted for which we have grown in high teens in this quarter.

Dr. Reddy's Laboratories Limited

October 28, 2022

Consolidated gross profit margin for this quarter stood at 59.1%, an increase of 565 basis points over previous year and 920 basis points sequentially. The gross margins were mainly aided by favorable product mix and production linked incentive recognition. However, it was partially offset by a provision made on covid product inventory as the sales from these products have reduced significantly.

Gross margin for the Global Generics and PSAI businesses were at 65.4% and 3.6% respectively for the quarter. PSAI gross margins were primarily impacted due to inventory provision on covid products and adverse leverage on manufacturing overheads on a lower sales base. We expect it to improve in the coming quarters.

The SG&A spend for the quarter is Rs.1,656 crores, that is US$204 million, an increase of 4% year-on-year and 7% quarter-on-quarter, which is in line with business growth. As a percentage to sales, our SG&A has been at 26.3%, which is lower by 140 basis points year-on-year and 340 basis points sequentially.

The R&D spend for the quarter is Rs.487 crores, that is US$60 million and is at 7.7% of sales. We have been making good progress on our R&D pipeline in line with our business strategy. Further, while we continue to drive productivity, we have been investing it back to strengthen our development pipeline, building marketing capability and digitalization.

The net finance expense for the quarter is Rs.16 crores, that is US$2 million. We have been able to manage well the risk arising from the FOREX fluctuations in the current volatile environment.

The EBITDA for the quarter is Rs.1,932 crores, that is US$237 million, and the EBITDA margin was strong at 30.6%.

Our profit before tax stood at Rs.1,611 crores, that is US$198 million, which is a growth of 27% year-on-year and a growth of 10% quarter-on-quarter.

Effective tax rate for the quarter has been at 30.9% due to the tax effects arising from jurisdictional mix. We expect our normal ETR to be in the range of 25% to 26%.

Profit after tax for the quarter stood at Rs.1,113 crores, that is US$137 million. Reported EPS for the quarter is Rs.66.89.

Operating working capital increased by Rs.322 crores, which is US$40 million against that on June 30, 2022. Our working capital days reduced by 15 days due to optimization of inventory across our businesses and factoring of receivables in Russia.

Our capital investment during the quarter stood at Rs.251 crores, which is US$31 million. The free cash flow during this quarter was Rs.580 crores, which is US$71 million. Consequently, we now have a net cash surplus of Rs.1,373 crores, that is US$169 million as on September 30, 2022.

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October 28, 2022

Foreign currency cash flow hedges in the form of derivatives for the US dollar are approximately US$402 million, largely hedged around the range of Rs.78.8 to Rs.81.7 to the dollar maturing in the next 12 months, Ruble 4,320 million at the rate of Rs.0.9119, AUD2.4 million at the rate of Rs.56.04 and South African rand $67 million at the rate of Rs.4.82 maturing in the next six months.

With this, I now request Erez to take you through the key business highlights.

Erez Israeli:	Thank you, Parag. Good morning, and good evening to everyone. I hope you and your loved ones are keeping well.

I am pleased to take you through the current quarter’s performance, which is marked by record Sales, EBITDA and ROCE. In the last few years, we have built a well-diversified business model, which allows us to have multiple growth drivers and reduces the risk of being dependent on a single market or event. We believe in the current environment of geopolitical and economic uncertainties, inflationary pressure and FOREX volatility, our strategy is allowing us to grow. While there may be some fluctuation quarter-on-quarter, we focus on building portfolio pipeline across markets, driving productivity, investing for innovation and taking forward our ESG agenda. We believe that our strategy along with a net cash surplus position will enable us to drive sustainable growth in line with our aspirations.

Let me share with you some of the key highlights of the current quarter:

1. Successful commercialization of volume limited launch of Lenalidomide capsules in the US market.

2. Rebound of Russia sales after these went through channel stock normalization in last quarter.

3. US FDA approval of Pegfilgrastim received by our partner, improving visibility on commercialization of the product.

4. Our largest manufacturing facility in Hyderabad internally referred as FTO-3, joins Global Lighthouse Network of the World Economic Forum.

Now, let me take you through the key business highlights for the current quarter: Please note that all references to the numbers in these sections are in respective local currencies.

Our North America Generics business recorded sales of $351 million for the quarter, with a strong growth of 38% year-over-year and 53% on a sequential basis. This was largely attributable to the new products launch, contribution including the volume limited launch of Lenalidomide capsules in the US market. While we wouldn't be able to mention specific sales volume or value arising from Lenalidomide, we expect this product to continue to contribute meaningfully over the next few quarters as well. The price erosion for the base business has been within the normal trend seen over the last three quarters. In this quarter, we launched seven products and expect momentum to continue during the balance of the year.

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October 28, 2022

Our Europe business recorded sales of €52 million this quarter with a year-on-year growth of 10% and a sequential quarter growth of 4%. During the quarter, we launched 10 new products across various countries within Europe. We expect to continue with the growth momentum in the rest of FY'23.

Our emerging markets business recorded sales of Rs.1,225 crores with a year-on-year decline of 6%; however, a sequential quarter growth of 36%. The year-to-year decline was due to a higher base effect as we had covid product sales in Q2 of FY'22, adjusted for this contribution, we have grown. Within the emerging markets segment, the Russia business declined by 2% on a year-over-year basis and grew by 84% on a quarter-to-quarter basis in constant currency. The sales for Russia have reverted to normal levels after the channel inventory stocking normalized in the last quarter. During the quarter, we launched 31 new products across various countries of the emerging markets. We expect this business to continue the growth momentum during the year.

Our India business recorded sales of Rs.1,150 crores with a year-on-year growth of 1% and a sequential decline of 14%. Adjusted for the covid product sales during Q2 FY'22, and the brand divestment income in Q1 of FY'23, we have grown in mid-teens year-over-year and mid-single digit sequentially. During the quarter, we launched two new products in the India market. As per the IQVIA report of June 2022, our MAT rank in value terms is at #10. We will continue to reshape our portfolio in India business with focus on growing big brand, acquisitions / partnerships for focus therapy areas, while divesting non-core brands.

Our PSAI business recorded sales of $81 million with a year-over-year decline of 29% and a sequential decline of 12%. Adjusted for the covid product sales in Q2 of FY'22, the business has declined in single digit over last year. The decline has been due to lower volume pickup by our customers for some of our key products. We expect sales improvement over the next couple of quarters due to increased volume pick up and launch of new products.

We have been progressing well in our journey of building a portfolio of complex and differentiated products, biosimilars and NCE pipeline. We have also made good progress to identify a list of innovation moves for our branded markets.

We continue to actively look for investment opportunity for businesses in line with our strategy. We believe that even in the current uncertain environment, there are multiple opportunities to grow our business, and we are committed to pursue this in line with our strategy.

With this, I would like to open the floor for questions and answers.

Moderator:	We will now begin the question-and-answer session. We have our first question from the line of Tarang Agrawal from Old Bridge Capital.

Tarang Agrawal:	Three questions from my side. The first question is on Lenalidomide. Just wanted to get a sense that were the volumes bunched in the current quarter as per the agreement with the innovator or should we expect the volumes committed by Dr. Reddy’s in the current quarter to probably continue as we proceed? Number two, if I look at the cash flow statement for the business, there's roughly about Rs.600 crores that's been spent on intangibles. So, wanted to understand what is the nature of this, is it a purchase of ANDAs or something else? And the third question is on the PSAI business. I believe the gross margins for this business have been declining continuously over the last one year, and they came to a low of about 3.5% this quarter. So, if you could just explain what's happening there, is this supposed to move up going forward or how should we look at it, and what is driving this decline, not specifically for this quarter, but over the last three, four quarters?

Dr. Reddy's Laboratories Limited

October 28, 2022

Erez Israeli:	I will take the first and the third, then Parag will take the second question. On the first question, the quantities are within the scope of the agreement that we had with the innovator, and we will continue to sell the product also in the next coming quarters. On the third question, indeed, the volumes of the API, especially on some of the old products went down. And this is the main reason of lower gross margin. This is a very much a fixed cost type of an industry. So, what we see is that likely sales will go up. And naturally with that also, the margins will go up. Now, over time, strategically, we see growth lever in the PSAI in general in all four levers. One is itself primarily driven by certain launches of products in which we will sell commercial quantities for launches that will happen this year, next year and year after for those things including in-house. The second is that our CDMO business, APSL, which is also under this segment is going to grow, and we do see better traction in that direction. And number three, our activities that what we call the indirect business-to-business sales, especially in the Middle East as well as in Japan, we also see a likelihood of increase. And last but not least, we do have certain pending deals with the organizations like the Gates foundation that are supporting mid and low tiers in terms of economic countries, and we have some interesting projects. Overall, we can guide that we believe that these segments will grow also in the future.

Parag Agarwal:	Tarang, on the second question, in the cash flow, the intangible amount that you see is towards the acquisitions that we have announced publicly also in the last couple of quarters; this includes Cidmus from Novartis, also the Eton portfolio under development and we also had another small acquisition from Slayback. So, it's basically towards the acquisition.

Moderator:	We have our next question from the line of Prakash Agarwal from Axis Capital. Please go ahead.

Prakash Agarwal:	Pardon if I'm asking this again, but two questions. One is, how should we think about the base business performance given there is some competition in your key products, would it be largely flattish or it would have come down? And secondly, on the volume restricted launch that you have done for generic Revlimid, most of it is already booked or there is more to be in the financial year '23?

Erez Israeli:	So, on the second one, we are going to book sales for this product in Q3 and Q4 and in the years to come. So, it's not that it's one-time. We are planning to continue to sell this product in a meaningful manner also in the next coming quarters. As for the first question, the best way to describe it is we are very consistent, meaning, that even on the long-term basis, and that's something we are trying to be very consistent with our communication, our US activities is growing in the single digit on a multi-year basis, while from time-to-time, we have blips ups and blips down in accordance to the competition. This quarter, indeed, we had competitions for some key products like Icosapent, Suboxone, Ciprodex. And against that, we launched products and we're going to launch 25 products. Overall, our US market will continue to grow in the same manner that we discussed in the past, and we will have from time-to-time products that will contribute more meaningfully for a certain period of time. So, the answer for that is we are consistent in what we discussed in the previous meeting as well.

Dr. Reddy's Laboratories Limited

October 28, 2022

Prakash Agarwal:	Just to (confirm) the thing that I understood the second part of the question correctly, you said there is more to come in Q3 and Q4 with respect to Revlimid?

Erez Israeli:	Yes.

Moderator:	We have a next question from the line of Kunal Dhamesha from Macquarie Capital. Please go ahead.

Kunal Dhamesha:	First one on the gross margin. So, we have kind of improved gross margin by 550 bps. Can you just quantify various moving pieces here? I think we have product mix, PLI approval, FX impact, and then offsetting is a COVID product provision and the price erosion.

Parag Agarwal:	Our gross margin for the quarter, we have reported at 59%, and as I stated it is strong because of favorable product mix including the impact of new product launches. So, that's clearly something that's pushing it upward. We have also recognized the benefit of PLI and a few other normal export incentives like DBK, etc., during the quarter. We have also taken a provision of around Rs.100 crores for COVID product inventory as the sales have come down quite a bit as you would know. And there is of course a little bit of cost inflation that is sitting in these numbers. There is some softening we are seeing in solvents, which should have some favorable impact in the second half, but cost still remain at an elevated level. This is what the gross margin is there about. I would just point out that even if we take out the impact of new product launches during the quarter, our gross margin is within the normal range that we have been consistently talking about, which is somewhere between 51% to 54%.

Kunal Dhamesha:	And would you be able to share some insight in terms of why our ANDA filing run rate remains low? I think in FY'20, we filed around 8 ANDAs, FY'21 was slightly better than 20. And then FY'22 was again 8, if I look at this year's run rate first half is around four ANDAs filing, while our R&D continues to remain at what it was. So, any insight into why our ANDA run rate filing is lower?

Erez Israeli:	Yes, it's more of a timing within the year of the submission. Normally, most of the submissions are done in the second half of the year. So, we are going to pick up of those numbers. As for the overall numbers, we are focusing our R&D as much as possible on differentiated products, on the biosimilars, on the products that have bigger potential. So, we are trying to target not 30-40 products per year, but rather maybe lower number around 20-25 products per year, but those products with the potential to be first-to-market, meaningful growth etc. So, what you see here is also a combination of timing as well as focus of the R&D across markets, not just for the US market. The products that we have developed in the US market, we are also launching in other markets, especially injectables. So, actually the value that can derive from the R&D should be higher in the future, while those relevant products will be launched in the near future, being global, more complex, more injectable, more biologics.

Dr. Reddy's Laboratories Limited

October 28, 2022

Moderator:	We have our next question from the line of Damayanti Kerai from HSBC. Please go ahead.

Damayanti Kerai:	My question is on India piece. So, even after adjusting for covid base and sale of some non-core brands for the quarter, sequential growth rate is around mid-single digit, which is lower than market growth of double digit. So, how should we see growth moving ahead and what will be the key drivers? So, a few years back, you mentioned about growing your India sales by almost 50% on the base existing at that time. So, are you broadly on track to achieve that?

Erez Israeli:	Yes, we are very confident that we are on track. What you see now is a combination. First, we are long focused. So, as part of our strategy and as discussed in previous meetings, we identified certain segments that we want to focus on. And for those focus to put our resources behind meaningful brands that can grow and sustain for many years as well as investing in what we call Horizon 2, which India is going to be a big outlet for that. As part of this, we are divesting brands as well as focusing on brands, for example, the brands that we acquired recently as well as licensed out in the area of diabetes, cardiovascular and more chronic in nature. We do have some brands that did not do well, and we are fixing those. And I'm very confident that this will happen as well. So, bottom line, I'm very confident that we are going to see very solid and we are reiterating that are going to be among top five player in India, and we are planning to achieve that.

Damayanti Kerai:	My second question is on injectables. So, this has been one of your focus segment. So, can you talk a bit about the competition outlook for this segment given we have seen like competition rising in this segment, so how do you see competition scenario building up in injectables over the next few years?

Erez Israeli:	As the patent cliff invite people to invest behind products that have patent expiration in these time. And naturally, as part of the way portfolio was built by the innovators, there are more and more injectables that will be coming in this patent cliff. Actually, many companies have injectable pipeline and is likely to increase in the future. So, we do see the injectable business is very competitive. We see two advantages and differences in the injectable business from the oral. First, the channel is different, it’s selling to hospital and selling globally. We can use one file around the world, and we don’t need to do a bio study there. So, the gross margins are higher and some of these products, the technological value is also higher. So, given all of that, we believe that we will see more growth, we will see better margins on a global scale. At the same time, every product will face competition and where competition will come, it will be as that as any other segments or generic segments, this is likely to be also for injectables.

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October 28, 2022

Damayanti Kerai:	And my last question is a clarification on PLI scheme benefit. Is it one-off or you are likely to book it every year or in next quarters also?

Parag Agarwal:	This is clearly not a one-off. As you know, it's a multi-year scheme. And even within this year, it is not a one-off. Of course, the quantum fluctuate from one quarter to another depending on the sales of the products that qualify for this scheme.

Moderator:	We have a next question from the line of Surya Patra from PhillipCapital. Please go ahead.

Surya Patra:	My first question is on the cash flow that we are likely to be generating from Revlimid. So, in fact, Dr. Reddy's has been a kind of a consistent generator of free cash flow, over Rs.1,000 crores kind of annually. And this Revlimid the way contribution that we are witnessing it is obviously over Rs.1,000 crores kind of per annum contribution that we are definitely likely to see. So, given that your qualitative growth outlook, if you can give some utilizing this cash flow situation, so obviously, your growth can be qualitative and consistent over the next few years, so can you give some clarity about what would be your key priorities here going ahead looking at the kind of strong cash flow generation situation?

Erez Israeli:	Indeed, I agree with you. We are building a very healthy cash flow position and which exactly gets prominence over the others. Capital naturally first the basic use it for CAPEX, to use it for buying and building the future technologies and to use it for our working capital. We will naturally have excess of that. The second is to business development. We are actively looking for deals across all of the geographies which fits our strategy, both on Horizon 1 as well as Horizon 2. We feel also that the geopolitical situation as well as the economy situation create an opportunity for us. In that place, we do see opportunities that maybe in the past were in higher valuations. And so likely that we are going to be very busy with business development in the next coming quarters. And if still its left, we will consider of course how to distribute maybe for the shareholders. We did not take a decision about this kind of stuff, like buyback or dividends. But what we can assure that the money will be used in that order of priorities.

Surya Patra:	Even the R&D, although there is a kind of significant growth that we are witnessing from Revlimid, but accordingly, the R&D spend has also gone up, that was earlier indicated that way. So, you think with the kind of a ramp up in the business, the R&D spend and the investment on the specialty project, all that is likely to go up quite meaningfully?

Erez Israeli:	That's why if you recall in the past, we guided that we are comfortable with 25% EBITDA, which in some quarters, we'll do more, some quarters we'll do less. So, absolutely, this is the idea that this will help us to pay for the R&D for the Horizon 2 opex activities. Knowing our pipelines and knowing the cash position, that's why we felt very comfortable to commit in June that we can finance Horizon 2, while including the R&D associated with Horizon 1 while seeking the overall guidance of EBITDA of 25% on a multi-year basis. And yes, we believe that we are in a very comfortable position to do both organic and inorganic, not just because of this product, also from launch of other products and other activities that we will do in the next coming years.

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October 28, 2022

Surya Patra:	My second question is on the Pegfilgrastim for the biosimilar. How should we see this as an opportunity for us because our partner Fresenius Kabi has already got the US FDA approval for that, so how influenced this product opportunity would be for us? My only key query here is that what is the kind of association that we are having here because it has been filed in the name of Fresenius Kabi. The manufacturing base is also used from Fresenius base only. So, then what is the kind of relationship that we are having for this opportunity?

Erez Israeli:	This is a residual of agreement that we had in the past, activities with the German Merck that was acquired by Fresenius. The product was developed by us initially and taken by Fresenius and so we are entitled to meaningful royalties from the start of the launch. Like you said, rightly so, we are not participating in the actual production, but we will share the success once they will sell the product.

Surya Patra:	Sir, just one clarification. You mentioned about the Rs.100 crore provision. Is it relating to the PSAI and this Rs.193 crores of government grant that is what is the PLI amount, these 2 clarifications?

Parag Agarwal:	The amount of government grant includes PLI and the other export incentives that we received, so it's a total amount. Sorry, what was your first question?

Surya Patra:	On Rs.100 crores provision, is it relating to the PSAI?

Parag Agarwal:	Yes, it is across all businesses; it is for India as well as PSAI and also in emerging markets. So, it's an aggregate provision across all geographies.

Surya Patra:	But is it possible to share for PSAI?

Parag Agarwal:	We don't share the business specific numbers.

Surya Patra:	Because this is a quarter-specific one.

Erez Israeli:	Let's say that without the COVID the gross margin of the API will absolutely grow.

Parag Agarwal:	Without adjusted for COVID provision, the gross margin for PSAI would have been high single digit.

Moderator:	We have a next question from the line of Bino Pathiparampil from InCred Capital. Please go ahead.

Bino Pathiparampil:	Just a couple of questions. Just a follow-up on this Rs.193 crores government grant. What does it belong to, is it just this quarter or is it related to products sold over the last few quarters?

Parag Agarwal:	It is part of the production linked incentive scheme that the government of India has chosen. There are certain products that qualify under the scheme. And this incentive pertains to the sales that have been made in the first half of the year; the scheme started from this fiscal year.

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October 28, 2022

Bino Pathiparampil:	Second, your tax rate is a bit high for the quarter. So, has it got something to do with the higher Revlimid profits booked in the US? Is it going to be a higher tax rate whenever there is higher contribution from Revlimid profits?

Parag Agarwal:	As I said, because of the jurisdictional mix, as you know, we are a global company operating in multiple countries, and the sales of various products are booked in various geographies depending on where the IP resides and where the value is created. So, it's entirely driven by the jurisdictional mix, and it includes some impact of new product launches, including Lenalidomide.

Bino Pathiparampil:	You had guided to BLA for E7777 in this calendar year. Are you on track for that?

Parag Agarwal:	Your voice is not clear. Can you repeat the question?

Bino Pathiparampil:	Sorry, the BLA for E7777 new product, you had guided for 2022. Is that on track?

Amit Agarwal:	Yes, it has been filed by our partner.

Moderator:	We have our next question from the line of Sameer Baisiwala from Morgan Stanley. Please go ahead.

Sameer Baisiwala:	Parag, can you just share what was the core EBITDA margins to exclude those one-offs, I mean, versus your 25% ballpark target that you had?

Parag Agarwal:	Sameer, first of all, I would not classify this as a core. I think the results we have reported are core, because any new product launch is part of the core, right? I think there are a few moving parts, which I talked about, but let me just list them down again. We clearly have an upside because of new product launches, of which, the generic version of Revlimid is obviously a significant component. It has been a successful high value launch. There is a covid inventory provision that we have made. We have recognized the government grant of Rs.193 crores as we have disclosed. Overall, there is some impact of cost inflation, but I think we have had good cost control. So, overall, I would say that our EBITDA margin of 30% is core. Having said that, I must clarify that what we have been stating very consistently is that our aspiration is to deliver 25% EBITDA margin on a sustainable basis in the near to medium term, and we remain on track for that target. There will be quarters when you will see higher EBITDA, there will be quarters where you will see lower EBITDA, but we are on track to delivering our aspiration.

Sameer Baisiwala:	Just that when I did those adjustments based on whatever information that you guys have shared, it looks like it was more like 20%-21%. So, I get your point, you want to include everything in the business, but if you were to just see what it was prelaunch and now, it seems to be a little on the lower side and hence the question. But that's fine.

Erez Israeli:	I believe the numbers are higher than this.

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October 28, 2022

Sameer Baisiwala:	And also on the working capital side, Parag, there seems to be Rs.700 crores negative working capital if I look at receivables and payables. So, can you just talk about that, so Rs.400 crores and Rs.300 crores I think are the two moving points.

Parag Agarwal:	So, that movement would be because of the receivables because of the higher sales. If you see in this quarter, our sales have crossed Rs.6,000 crores, and there is a certain credit period. So, that's the impact this is reflecting.

Sameer Baisiwala:	It’s largely coming from the US, and that's the reason why it's a little higher.

Parag Agarwal:	That's right.

Sameer Baisiwala:	And payables, Rs.300 crores, it has gone down?

Parag Agarwal:	So, there are certain payments that we have made to our partners. It's not really something which is bringing the payables down permanently, just a timing issue.

Sameer Baisiwala:	If you look out next four to six quarters, anything that you want to highlight in terms of high value or complex launches for the US market?

Erez Israeli:	I believe that you'll continue to see strong performance.

Sameer Baisiwala:	You mean with the current basket; you think there'll be more new launches that's going to add on top of this?

Erez Israeli:	Yes, absolutely. We will launch more products in the US in the second half as well as in the FY'24.

Moderator:	We have our next question from the line of Prakash Agarwal from Axis Capital. Please go ahead.

Prakash Agarwal:	Just a follow-up to my first question asked. So, you mentioned there is more to come in Q3 and Q4. Question also was in terms of quantum, have you booked a large amount or expecting qualitatively, if you can comment that it would be similar or lesser?

Erez Israeli:	We cannot guide on numbers, but it's going to be meaningful numbers.

Prakash Agarwal:	And to understand this further, I understand NATCO is going to come back in March with double-digit volume share. So, this calendar year or this was fiscal year, that is the volume restricted for everybody or at least you can comment for yourself?

Erez Israeli:	We cannot comment on their sales. Our agreement is naturally until 2026. So, there is certain shares that we're doing. We do not want to share any details about the settlement with the innovator. But like we said before, we believe that the quantities and the value can be meaningful also for the coming quarters.

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October 28, 2022

Prakash Agarwal:	So, just completing the loop here, what I understand is you started in September, you have volume restriction till March and then there is another increment that happens post March, is that right understanding or is it post September?

Erez Israeli:	Like I mentioned I cannot specify any details about the settlement. We have one in September, in October, in November and December and in March.

Moderator:	We have a next question from the line of Bino Pathiparampil from InCred Capital. Please go ahead.

Bino Pathiparampil:	Just a couple of follow-on questions regarding the products in the US again. You have a filing for Lexiscan. I believe there are some litigations going on. Could you give us a latest status update? Do you expect to launch it anytime soon say maybe in the next six, 12, 18 months?

Erez Israeli:	I did not pick up the question. Can you repeat?

Bino Pathiparampil:	On generic version of Lexiscan, you have a filing in the U.S. for that, which is Regadenoson. Do you have an update or do you expect to launch it in the near future?

Amit Agarwal:	We have a settlement on that. So, as per the settlement terms, we will launch in the future. Obviously, the settlement terms are confidential, so we cannot discuss the launch timings currently.

Bino Pathiparampil:	Second, there was a guidance regarding Rituxan filing in 2023 in the US. Is the arrangement with Fresenius the same in case of Rituxan, the famous Neulasta or do you have a role there?

Erez Israeli:	The difference is that, in this case, we will make the product, and they will market our product, this is the main difference.

Bino Pathiparampil:	Are you on track to file that in 2023?

Erez Israeli:	We are on track.

Moderator:	We have our next question from the line of Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	So, would you be able to quantify your investment in terms of R&D as well as CAPEX for the first half of this year between Horizon 1 and Horizon 2 drivers for our business?

Parag Agarwal:	As I have clarified, I think when we had the Investor Day communication, we expect to invest about 50 to 100 basis points of sales in Horizon 2 through our P&L, and we are within that range. At this stage, we are not investing significantly in CAPEX for Horizon 2.

Kunal Dhamesha:	And then what would be our CAPEX for this quarter of around Rs.250 crores would be for?

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October 28, 2022

Parag Agarwal:	The CAPEX for the full year is likely to be around Rs.1,500 crores in that range, and a lot of this CAPEX is towards building capacity for our biosimilar business and for our injectable business.

Kunal Dhamesha:	Typically, for a similar plant, what would be the typical cost if you can share for injectable plant?

Parag Agarwal:	It varies, it depends on the product, the complexity and the utilization of our current plant, sometimes it's a top up CAPEX, sometimes it's higher. So, I don't think it is possible to give a general answer to that.

Amit Agarwal:	When we say CAPEX, obviously, it is not all going into building new plants. So, there will be several additions to the existing plants, there will be maintenance CAPEX, there will be CAPEX on digitalization projects, on R&D facility. So, it is all put together. Towards the plant, Parag already clarified, those are the two major areas.

Moderator:	We have our next question from the line of Surya Patra from PhillipCapital. Please go ahead.

Surya Patra:	Just two questions, sir. On the Revlimid, again, please, so do you think there is another wave of generic launches before January 2026?

Erez Israeli:	Likely that more companies will get approval. I do not know exactly when and what is the initial settlement, but likely that before '26 there will be that additional companies getting approval.

Surya Patra:	My second question is on the India business. Two aspects that I would like to cover. One is the OTC and second is your initiative on the digital kind of efforts. So, particularly on the OTC side, you have been one of the established players in the OTC space of US and Russia since long. And now you have been trying to build a similar kind of presence in the domestic market in line with your enhanced focus for the domestic business. So, what is your thought process there and what you are trying to achieve there in the domestic OTC space? In terms of profitability, how is it different from the existing business in the domestic market? That is one aspect. Second aspect is that the spends that we have been making on the digital initiative front in the domestic side since last few quarters, what is the progress there and what is the benefit that we are recurring from that?

Erez Israeli:	Obviously, it's indeed important to us, especially in India on both OTC as well as nutraceutical on both growing through the let's call it, the traditional channel as well as e-commerce. What we are trying to achieve, first, we believe that we have identified either by ourselves or with partners' products that have great data behind it. All the products that we will launch whether OTC as well as on nutraceutical, we will be backed by scientific data. And we believe that our brands of Dr. Reddy’s as well as the relationships that we have with healthcare professionals can give meaningful value to those brands over time. These products are also more consumer eventually driven or with the recommendation of professionals and therefore the business model is more sticky than the Rx generics even in India. And likely also, the profitability is even higher once the brand is established. We also say that because of our position in India because of our reputation being the reputable ethical company, many partners would like to work with us. And we believe that we can drive value by doing the innovation, that is done in other countries, and there is a lot of energy in that direction. So, to summarize that, we are building now meaningful portfolio, meaningful R&D that is behind it, both internal as well as external, and as well as a group of partners that will continue to support it hopefully for many, many years. As for the digital, we are continuing to build the business. We are moving for more cities with our partners. And we will work in the actual value channels with our partners, back into insurance, working with companies, about employees as well as direct. And what we do now is primarily scaling up both the digital capabilities, the service associated with it, the physicians that are supporting it, so we are in more cities with more patients and it is picking on nicely, we do see a great unmet need for outpatient services in India.

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October 28, 2022

Surya Patra:	So, is it going to have a kind of a meaningful implication on the MR productivity also? If not -

Erez Israeli:	You are asking, I am assuming the digital, right?

Surya Patra:	Yes, yes.

Erez Israeli:	So, the MRs are not relevant here. These are services that we are giving to patients, basically giving them end-to-end solutions about their need if you wish, it's a health service, it's not selling a product. The MR productivity needs to go up because of the focus that I mentioned before by focusing on more meaningful products that will be bigger and more focus with more data behind it, while selling brands that the relevant productivity of those brands is lower, and this absolutely will increase significantly MR productivity.

Moderator:	We'll take our last question from the line of Anubhav from MacPro. Please go ahead.

Anubhav:	I have a couple of questions on injectables. The first part I just want to understand, are we seeing any industry-wide challenges as far as the supply chain channels are concerned because some of the peers have been highlighting for the last few quarters in terms of getting the component or raw materials, so I wanted to understand, are we also facing similar kind of a thing and if that is the case, are we past those headwinds?

Erez Israeli:	So, we are naturally dealing with so many products in so many countries. There are challenges here and there, but nothing significant to report on about, nothing that impacts the business and we do not anticipate major disruption as well. As a company, we are kind of let's say pretty risk averse in a way that we do not have a single product or a single activity or a single supplier or a single country that we are dependent on. So, yes, there are challenges here and there, but nothing significant.

Anubhav:	Secondly, on the long-term strategy for the injectables, I understand we are making heavy investment in this space. I wanted to understand this thing that do we have a goal that whatever the injectables we want to get into, we should be manufacturing in-house or is it also a possibility that a few of the products we can prefer to have a tie-up with contract manufacturers because in the past also I remember, there have been a couple of products where we did so, do you see merit in that or how do you see the strategy as far as injectables manufacturing is concerned?

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October 28, 2022

Erez Israeli:	Because we are offering injectable globally, we always prefer as much as possible to do it in-house, and for that, we qualified recently a lot of capacities, we have now three relatively big facilities in our code name 7, 9 and 11. 11 was qualified recently by the US FDA, that gives us a lot of capacity going forward. As we don't have access to all the technologies that are related to the injectables; on those technologies we will supplement them by inorganic moves there, especially those type of products that does not make sense, for example, to make in India and sale in the United States, so for that we have a different solution. So, if you wish, largely, it's going to be organic with some inorganic.

Moderator:	I would now like to hand the conference over to Mr. Amit Agarwal for closing comments.

Amit Agarwal:	Thank you all for joining us for today's earnings call. In case of any further queries, please reach out to the Investor Relations team.

Moderator:	On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us, and you may now disconnect your lines.

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